For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

PACIFIC NORTH WEST CAPITAL CORP. ANNOUNCES OPTION TO ACQUIRE THE NIXON FORK GOLD MINE IN CENTRAL ALASKA

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Corporate objective is to acquire under-funded advanced stage projects

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Nixon Fork represents first advanced stage gold acquisition

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Focus on platinum group metals, precious metals, and base metals

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Advanced stage project review continues

December 18, 2008. Vancouver, BC – Pacific North West Capital Corp. (PFN) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) is pleased to announce the signing of a letter agreement pursuant to which it has acquired an option, exercisable until February 15, 2009, to purchase a 100% interest in Mystery Creek Resources, Inc. (MCR), a wholly owned Alaskan subsidiary of St Andrews Goldfields Ltd. (SAS) (TSX: SAS). MCR’s assets include the Nixon Fork gold mine, located 56 kilometres northeast of McGrath, Alaska. PFN has paid US$100,000 on signing of the agreement. Subject to regulatory approval and the satisfactory completion of its due diligence review, PFN may exercise the option by paying a further US$400,000, of which US$100,000 is required to be paid on closing of the purchase of the MCR shares and the balance is required to be paid in three equal instalments on May 1, July 1 and September 1, 2009.

Nixon Fork Production History

Nevada Goldfields Inc. (NGI) operated the high-grade underground gold mine from 1995-1999, recovering 137,749 ounces of gold and 2.1 million pounds of copper, with additional silver credits. The average production grade was 42 grams per tonne (gpt) of gold, with an average production cost of US$266 per ounce. The mine was closed in 1997 due to declining gold prices.

SAS purchased the mine in 2003. From 2004 through 2008 approximately US$15 million was expended on upgrades to the processing facilities and mine infrastructure. During this time 9,381 meters of reserve-resource definition drilling was conducted, an updated reserve-resource estimate and additional metallurgical testing were completed. Limited production in 2007 resulted in recovery of 6,775 ounces of gold and 78,644 pounds of copper.

SAS commissioned Roscoe-Postle Associates of Toronto to complete NI 43-101 technical reports in 2005 and 2006, which reviewed the mineral reserve-resource of the property and completed a financial analysis of proposed mining operations. These reports are available from SAS reports filed on Sedar.

Aerial View of Mine Facilities

Facilities at the Nixon Fork Mine include a 200 tpd floatation plant with a gravity gold separation circuit, a sulphide floatation circuit, and a newly constructed CIL gold leaching circuit. The mine also boasts a fleet of mining vehicles, a power plant, maintenance facilities, an 85 person camp, office facilities, and 5 aircraft landing strips. The mine and equipment are currently winterized and under a care and maintenance regime.

Mining and processing operations at Nixon Fork are fully permitted and bonded. Mine stockpiles amount to 2,100 tonnes of ore, and approximately 116,000 tonnes of mill tailings are ready to be processed in the CIL circuit.

PFN will conduct a comprehensive re-evaluation of mine reserves/resources, metallurgy, mining scenarios, and permitting during 2009. A financial analysis of the mine will also be completed. These studies will form the basis for a planned re-start of mining operations. In addition, PFN believes the current resource is not fully explored. Management plans to complete its due diligence by Feb 15th 2009 and establish the appropriate strategy to continue the development of the project.

PFN is currently expanding its commodity focus to include advanced stage gold and base metal properties, while continuing to develop its PGM portfolio. The acquisition of the Nixon Fork Mine fulfils this corporate objective, and the Company is extremely excited by the near term production opportunity represented by this significant asset.

Dr. Greg Myers P.Geo., Vice President of Business Development for PFN, is the qualified person responsible for this press release. Dr Myers is a specialist in skarn deposits and was part of the Nixon Fork discovery team in 1984-85 while employed by Battle Mountain Gold.

About Pacific North West Capital Corp:

Pacific North West Capital Corp. (TSX.PFN OTCBB.PAWEF Frankfurt.P7J.F) is a mineral exploration company focused on Platinum Group Metals (PGM), precious and base metals. Management’s corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production. To that end, Pacific North West Capital’s current option/joint ventures agreements are with Anglo Platinum, Xstrata Nickel, Benton Resources, First Nickel and SOQUEM. Pacific North West Capital Corp. is well funded and moving into 2009 with an experienced management team and the ability and desire to take advantage of the tremendous opportunities that are available today. Our focus will be to acquire advanced stage precious metals projects, continue to expand our Platinum Group Metals and base metals division.

Pacific North West Capital Corp. has approximately $7.4 million in working capital and securities.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	December 18, 2008